UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 2, 2024

HESS CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	No. 1-1204	13-4921002
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

1185 Avenue of the Americas

New York, New York 10036

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code: (212) 997-8500

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act

Title of each class	Ticker Symbol	Name of each exchange on which registered
Common Stock, par value $1.00 per share	HES	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

☐ Emerging growth company

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01	Regulation FD Disclosure.

Representatives of Hess Corporation (“Hess”) may present to certain investors, analysts and proxy advisory firms from time to time a presentation (“Investor Presentation”) in connection with (i) the upcoming annual meeting of Hess stockholders (the “Annual Meeting”) and (ii) the upcoming special meeting of Hess stockholders to consider and vote upon a proposal to adopt the Agreement and Plan of Merger, dated as of October 22, 2023, among Hess, Chevron Corporation (“Chevron”) and Yankee Merger Sub Inc., and certain other related matters (the “Special Meeting”). The Annual Meeting is scheduled to be held on May 15, 2024, and the Special Meeting is scheduled to be held on May 28, 2024. A copy of the Investor Presentation is available on the Investor Relations section of Hess’ website at https://www.hess.com/investors and is being furnished as Exhibit 99.1 hereto.

The information contained in this Current Report and Exhibit 99.1 hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description of Exhibit

99.1+	Investor Presentation, dated May 2024

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

+	Furnished herewith.

IMPORTANT INFORMATION FOR INVESTORS AND STOCKHOLDERS

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. In connection with the potential transaction between Hess and Chevron, Chevron filed a registration statement on Form S-4 with the SEC containing a preliminary prospectus of Chevron that also constitutes a preliminary proxy statement of Hess. The registration statement was declared effective on April 26, 2024. Chevron filed a prospectus on April 26, 2024, and Hess filed a definitive proxy statement on April 26, 2024. Hess commenced mailing of the definitive proxy statement/prospectus to stockholders of Hess on or about April 26, 2024. This communication is not a substitute for the proxy statement/prospectus or registration statement or for any other document that Chevron or Hess may file with the SEC and send to Hess’ stockholders in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF CHEVRON AND HESS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by Chevron or Hess through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Chevron will be available free of charge on Chevron’s website at http://www.chevron.com/investors. Copies of the documents filed with the SEC by Hess will be available free of charge on Hess’ website at http://www.hess.com/investors.

PARTICIPANTS IN THE SOLICITATION

Chevron, Hess, their respective directors and certain of their respective executive officers may be deemed to be “participants” (as defined under Section 14(a) of the Securities Exchange Act of 1934) in the solicitation of proxies from shareholders of Hess with respect to the potential transaction. Information about the identity of Chevron’s (i)

directors is set forth in the section entitled “director summary” on page 9 of Chevron’s proxy statement on Schedule 14A filed with the SEC on April 10, 2024 (and available at
https://www.sec.gov/ixviewer/ix.html?doc=/Archives/edgar/data/93410/000119312524091327/d557504ddef14a.htm#toc557504_6a) and (ii) executive officers is set forth in the section entitled “Information about our Executive Officers at February 26, 2024” on page 31 of Chevron’s Annual Report on Form 10-K filed with the SEC on February 26, 2024 (and available at https://www.sec.gov/ixviewer/ix.html?doc=/Archives/edgar/data/93410/000009341024000013/cvx-20231231.htm#ib7903ee4cd7540d8ab5b70d4bf454edd_178). Information about the compensation of Chevron’s non-employee directors is set forth in the section entitled “2023 non-employee director compensation” starting on page 25 of Chevron’s proxy statement on Schedule 14A filed on April 10, 2024 (and available at https://www.sec.gov/ixviewer/ix.html?doc=/Archives/edgar/data/93410/000119312524091327/d557504ddef14a.htm#toc557504_10). Information about the compensation of Chevron’s named executive officers is set forth in the section entitled “compensation discussion and analysis” starting on page 49 of Chevron’s proxy statement on Schedule 14A filed with the SEC on April 10, 2024 (and available at https://www.sec.gov/ixviewer/ix.html?doc=/Archives/edgar/data/93410/000119312524091327/d557504ddef14a.htm#toc557504_35) and the Current Report on Form 8-K filed with the SEC on February 2, 2024 (and available at https://www.sec.gov/ix?doc=/Archives/edgar/data/93410/000009341024000007/cvx-20240130.htm). Transactions with related persons (as defined in Item 404 of Regulation S-K promulgated under the Securities Act of 1933) are disclosed in the section entitled “related person transactions” on page 105 of Chevron’s proxy statement on Schedule 14A filed with the SEC on April 10, 2024 (and available at https://www.sec.gov/ixviewer/ix.html?doc=/Archives/edgar/data/93410/000119312524091327/d557504ddef14a.htm#toc557504_50). Information about the beneficial ownership of Chevron securities by Chevron’s directors and named executive officers is set forth in the section entitled “security ownership of certain beneficial owners and management” starting on page 102 of Chevron’s proxy statement on Schedule 14A filed with the SEC on April 10, 2024 (and available at
https://www.sec.gov/ixviewer/ix.html?doc=/Archives/edgar/data/93410/000119312524091327/d557504ddef14a.htm#toc557504_47).

Information about the identity of Hess’ (i) directors is set forth in the section entitled “Director Nominees” on page v of Hess’ proxy statement on Schedule 14A filed with the SEC on April 5, 2024 (and available at https://www.sec.gov/Archives/edgar/data/4447/000119312524088446/d520445ddef14a.htm#toc520445_11) and (ii) executive officers is set forth in the section entitled “Information about our Executive Officers” on page 18 of Hess’ Annual Report on Form 10-K filed with the SEC on February 26, 2024 (and available at https://www.sec.gov/Archives/edgar/data/4447/000162828024006845/hes-20231231.htm#ia1d039205cfa47fd9abb4a2a0a824bd0_22). Information about the compensation of Hess’ non-employee directors is set forth in the section entitled “Director Compensation” on page 20 of Hess’ proxy statement on Schedule 14A filed with the SEC on April 5, 2024 (and available at https://www.sec.gov/Archives/edgar/data/4447/000119312524088446/d520445ddef14a.htm#toc520445_32). Information about the compensation of Hess’ named executive officers is set forth in the section entitled “Compensation Discussion and Analysis” starting on page 21 of Hess’ proxy statement on Schedule 14A filed with the SEC on April 5, 2024 (and available at https://www.sec.gov/Archives/edgar/data/4447/000119312524088446/d520445ddef14a.htm#toc520445_34) and the Current Report on Form 8-K filed with the SEC on March 8, 2024 (and available at: https://www.sec.gov/Archives/edgar/data/4447/000119312524063665/d741455d8k.htm). Transactions with related persons (as defined in Item 404 of Regulation S-K promulgated under the Securities Act of 1933) are disclosed in the section entitled “Related Party Transactions” on page 9 of Hess’ proxy statement on Schedule 14A filed with the SEC on April 5, 2024 (and available at https://www.sec.gov/Archives/edgar/data/4447/000119312524088446/d520445ddef14a.htm#toc520445_25).

Additional information about Hess’ directors and executive officers with respect to the proposed transaction is available in Hess’ definitive proxy statement for the transaction, including under the sections entitled “The Merger—Hess Board’s Recommendations and Its Reasons for the Merger,” “The Merger—Interests of Directors and Executive Officers,” “The Merger—Director and Officer Indemnification,” “The Merger Agreement—Merger Consideration—Treatment of Hess Equity Awards,” “Special Meeting—Voting by Hess’ Directors and Executive Officers,” and “Non-Binding, Advisory Vote on Merger-Related Compensation for Hess’ Named Executive Officers.”

Information about the beneficial ownership of Hess securities by Hess’ directors and named executive officers is set forth in the section entitled “Ownership of Equity Securities by Management” on page 19 of Hess’ proxy statement on Schedule 14A filed with the SEC on April 5, 2024 (and available at https://www.sec.gov/Archives/edgar/data/4447/000119312524088446/d520445ddef14a.htm#toc520445_31) and the section entitled “The Merger—Share Ownership of Directors, Executive Officers and Certain Beneficial Owners of Hess” on page 75 of Hess’ definitive proxy statement. To the extent that Hess’ directors and executive officers and their respective affiliates have acquired or disposed of security holdings since the applicable “as of” date disclosed in the definitive proxy statement for the transaction, such transactions have been or will be reflected on Statements of Change in Ownership on Form 4, Initial Statements of Beneficial ownership on Form 3, or amendments to beneficial ownership reports on Schedules 13G filed with the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 2, 2024	HESS CORPORATION

	By:	/s/ Timothy B. Goodell
	Name:	Timothy B. Goodell
	Title:	Executive Vice President, General Counsel and Corporate Secretary

Exhibit 99.1 Hess Corporation SPECIAL MEETING TO APPROVE MERGER WITH CHEVRON 2024 ANNUAL MEETING May 2024

Forward-Looking Statements & Other Information FORWARD-LOOKING STATEMENTS This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these statements and other forward-looking statements in this document by words such as “expects,” “focus,” “intends,” “anticipates,” “plans,” “targets,” “poised,” “advances,” “drives,” “aims,” “forecasts,” “believes,” “approaches,” “seeks,” “schedules,” “estimates,” “positions,” “pursues,” “progress,” “may,” “can,” “could,” “should,” “will,” “budgets,” “outlook,” “trends,” “guidance,” “commits,” “on track,” “objectives,” “goals,” “projects,” “strategies,” “opportunities,” “potential,” “ambitions,” “aspires” and similar expressions, and variations or negatives of these words, but not all forward-looking statements include such words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the potential transaction, including the expected time period to consummate the potential transaction, and the anticipated benefits (including synergies) of the potential transaction. All such forward-looking statements are based upon current plans, estimates, expectations, and ambitions that are subject to risks, uncertainties, and assumptions, many of which are beyond the control of Chevron and Hess, that could cause actual results to differ materially from those expressed in such forward-looking statements. Key factors that could cause actual results to differ materially include, but are not limited to the risk that regulatory approvals are not obtained or are obtained subject to conditions that are not anticipated by Chevron and Hess; potential delays in consummating the potential transaction, including as a result of regulatory proceedings or the ongoing arbitration proceedings regarding preemptive rights in the Stabroek Block joint operating agreement; risks that such ongoing arbitration is not satisfactorily resolved and the potential transaction fails to be consummated; Chevron’s ability to integrate Hess’ operations in a successful manner and in the expected time period; the possibility that any of the anticipated benefits and projected synergies of the potential transaction will not be realized or will not be realized within the expected time period; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; risks that the anticipated tax treatment of the potential transaction is not obtained; unforeseen or unknown liabilities; customer, shareholder, regulatory and other stakeholder approvals and support; unexpected future capital expenditures; potential litigation relating to the potential transaction that could be instituted against Chevron and Hess or their respective directors; the possibility that the potential transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; the effect of the announcement, pendency or completion of the potential transaction on the parties’ business relationships and business generally; risks that the potential transaction disrupts current plans and operations of Chevron or Hess and potential difficulties in Hess employee retention as a result of the potential transaction, as well as the risk of disruption of Chevron’s or Hess’ management and business disruption during the pendency of, or following, the potential transaction; changes to the company’s capital allocation strategies; uncertainties as to whether the potential transaction will be consummated on the anticipated timing or at all, or if consummated, will achieve its anticipated economic benefits, including as a result of risks associated with third party contracts containing material consent, anti-assignment, transfer or other provisions that may be related to the potential transaction and that are not waived or otherwise satisfactorily resolved; changes in commodity prices; negative effects of the announcement of the potential transaction, and the pendency or completion of the proposed acquisition on the market price of Chevron’s or Hess’ common stock and/or operating results; rating agency actions and Chevron’s and Hess’ ability to access short- and long-term debt markets on a timely and affordable basis; various events that could disrupt operations, including severe weather, such as droughts, floods, avalanches and earthquakes, and cybersecurity attacks, as well as security threats and governmental response to them, and technological changes; labor disputes; changes in labor costs and labor difficulties; the effects of industry, market, economic, political or regulatory conditions outside of Chevron’s or Hess’ control; legislative, regulatory and economic developments targeting public companies in the oil and gas industry; and the risks described in (i) Part I, Item 1A “Risk Factors” of (a) Chevron’s Annual Report on Form 10-K for the year ended December 31, 2023 and (b) Hess’ Annual Report on Form 10-K for the year ended December 31, 2023, (ii) Hess’ definitive proxy statement in connection with the potential transaction, and (iii) other filings of Chevron and Hess with the U.S. Securities and Exchange Commission (“SEC”). Other unpredictable or factors not discussed in this communication could also have material adverse effects on forward-looking statements. Neither Chevron nor Hess assumes an obligation to update any forward-looking statements, except as required by law. You are cautioned not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes. These forward-looking statements speak only as of the date hereof. IMPORTANT INFORMATION FOR INVESTORS AND STOCKHOLDERS This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. In connection with the potential transaction, Chevron filed a registration statement on Form S-4 with the SEC containing a preliminary prospectus of Chevron that also constitutes a preliminary proxy statement of Hess. The registration statement was declared effective on April 26, 2024. Chevron filed a prospectus on April 26, 2024, and Hess filed a definitive proxy statement on April 26, 2024. Hess commenced mailing of the definitive proxy statement/prospectus to stockholders of Hess on or about April 26, 2024. This communication is not a substitute for the proxy statement/prospectus or registration statement or for any other document that Chevron or Hess may file with the SEC and send to Hess’ stockholders in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF CHEVRON AND HESS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by Chevron or Hess through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Chevron will be available free of charge on Chevron’s website at http://www.chevron.com/investors. Copies of the documents filed with the SEC by Hess will be available free of charge on Hess’ website at http://www.hess.com/investors. 2

Forward-Looking Statements & Other Information (Cont.) PARTICIPANTS IN THE SOLICITATION Chevron, Hess, their respective directors and certain of their respective executive officers may be deemed to be “participants” (as defined under Section 14(a) of the Securities Exchange Act of 1934) in the solicitation of proxies from shareholders of Hess with respect to the potential transaction. Information about the identity of Chevron’s (i) directors is set forth in the section entitled “director summary” on page 9 of Chevron’s proxy statement on Schedule 14A filed with the SEC on April 10, 2024 (and available at https://www.sec.gov/ixviewer/ix.html?doc=/Archives/edgar/data/93410/000119312524091327/d557504ddef14a.htm#toc557504_6a) and (ii) executive officers is set forth in the section entitled “Information about our Executive Officers at February 26, 2024” on page 31 of Chevron’s Annual Report on Form 10-K filed with the SEC on February 26, 2024 (and available at https://www.sec.gov/ixviewer/ix.html?doc=/Archives/edgar/data/93410/000009341024000013/cvx-20231231.htm#ib7903ee4cd7540d8ab5b70d4bf454edd_178). Information about the compensation of Chevron’s non-employee directors is set forth in the section entitled “2023 non-employee director compensation” starting on page 25 of Chevron’s proxy statement on Schedule 14A filed on April 10, 2024 (and available at https://www.sec.gov/ixviewer/ix.html?doc=/Archives/edgar/data/93410/000119312524091327/d557504ddef14a.htm#toc557504_10). Information about the compensation of Chevron’s named executive officers is set forth in the section entitled “compensation discussion and analysis” starting on page 49 of Chevron’s proxy statement on Schedule 14A filed with the SEC on April 10, 2024 (and available at https://www.sec.gov/ixviewer/ix.html?doc=/Archives/edgar/data/93410/000119312524091327/d557504ddef14a.htm#toc557504_35) and the Current Report on Form 8-K filed with the SEC on February 2, 2024 (and available at https://www.sec.gov/ix?doc=/Archives/edgar/data/93410/000009341024000007/cvx-20240130.htm). Transactions with related persons (as defined in Item 404 of Regulation S-K promulgated under the Securities Act of 1933) are disclosed in the section entitled “related person transactions” on page 105 of Chevron’s proxy statement on Schedule 14A filed with the SEC on April 10, 2024 (and available at https://www.sec.gov/ixviewer/ix.html?doc=/Archives/edgar/data/93410/000119312524091327/d557504ddef14a.htm#toc557504_50). Information about the beneficial ownership of Chevron securities by Chevron’s directors and named executive officers is set forth in the section entitled “security ownership of certain beneficial owners and management” starting on page 102 of Chevron’s proxy statement on Schedule 14A filed with the SEC on April 10, 2024 (and available at https://www.sec.gov/ixviewer/ix.html?doc=/Archives/edgar/data/93410/000119312524091327/d557504ddef14a.htm#toc557504_47). Information about the identity of Hess’ (i) directors is set forth in the section entitled “Director Nominees” on page v of Hess’ proxy statement on Schedule 14A filed with the SEC on April 5, 2024 (and available at https://www.sec.gov/Archives/edgar/data/4447/000119312524088446/d520445ddef14a.htm#toc520445_11) and (ii) executive officers is set forth in the section entitled “Information about our Executive Officers” on page 18 of Hess’ Annual Report on Form 10-K filed with the SEC on February 26, 2024 (and available at https://www.sec.gov/Archives/edgar/data/4447/000162828024006845/hes-20231231.htm#ia1d039205cfa47fd9abb4a2a0a824bd0_22). Information about the compensation of Hess’ non-employee directors is set forth in the section entitled “Director Compensation” on page 20 of Hess’ proxy statement on Schedule 14A filed with the SEC on April 5, 2024 (and available at https://www.sec.gov/Archives/edgar/data/4447/000119312524088446/d520445ddef14a.htm#toc520445_32). Information about the compensation of Hess’ named executive officers is set forth in the section entitled “Compensation Discussion and Analysis” starting on page 21 of Hess’ proxy statement on Schedule 14A filed with the SEC on April 5, 2024 (and available at https://www.sec.gov/Archives/edgar/data/4447/000119312524088446/d520445ddef14a.htm#toc520445_34) and the Current Report on Form 8-K filed with the SEC on March 8, 2024 (and available at: https://www.sec.gov/Archives/edgar/data/4447/000119312524063665/d741455d8k.htm). Transactions with related persons (as defined in Item 404 of Regulation S-K promulgated under the Securities Act of 1933) are disclosed in the section entitled “Related Party Transactions” on page 9 of Hess’ proxy statement on Schedule 14A filed with the SEC on April 5, 2024 (and available at https://www.sec.gov/Archives/edgar/data/4447/000119312524088446/d520445ddef14a.htm#toc520445_25). Additional information about Hess’ directors and executive officers with respect to the proposed transaction is available in Hess’ definitive proxy statement for the transaction, including under the sections entitled “The Merger—Hess Board’s Recommendations and Its Reasons for the Merger,” “The Merger—Interests of Directors and Executive Officers,” “The Merger—Director and Officer Indemnification,” “The Merger Agreement—Merger Consideration—Treatment of Hess Equity Awards,” “Special Meeting—Voting by Hess’ Directors and Executive Officers,” and “Non-Binding, Advisory Vote on Merger-Related Compensation for Hess’ Named Executive Officers.” Information about the beneficial ownership of Hess securities by Hess’ directors and named executive officers is set forth in the section entitled “Ownership of Equity Securities by Management” on page 19 of Hess’ proxy statement on Schedule 14A filed with the SEC on April 5, 2024 (and available at https://www.sec.gov/Archives/edgar/data/4447/000119312524088446/d520445ddef14a.htm#toc520445_31) and the section entitled “The Merger—Share Ownership of Directors, Executive Officers and Certain Beneficial Owners of Hess” on page 75 of Hess’ definitive proxy statement. To the extent that Hess’ directors and executive officers and their respective affiliates have acquired or disposed of security holdings since the applicable “as of” date disclosed in the definitive proxy statement for the transaction, such transactions have been or will be reflected on Statements of Change in Ownership on Form 4, Initial Statements of Beneficial ownership on Form 3, or amendments to beneficial ownership reports on Schedules 13G filed with the SEC. We use certain terms in this presentation relating to resources other than proved reserves, such as unproved reserves or resources. Investors are urged to consider closely the oil and gas disclosures in Hess Corporation’s Form 10-K for the year ended December 31, 2023, available from Hess Corporation, 1185 Avenue of the Americas, New York, New York 10036 c/o Corporate Secretary and on our website at www.hess.com. You can also obtain this form from the SEC on the EDGAR system. This presentation includes certain non-GAAP financial measures, including free cash flow. These Non-GAAP financial measures should be considered only as supplemental to, and not as superior to, financial measures prepared in accordance with GAAP. 3

Upcoming Shareholder Meetings Key Information § 2024 ANNUAL MEETING WILL BE HELD ON MAY 15, 2024 — NOTICE OF ANNUAL MEETING AND PROXY STATEMENT AVAILABLE AT THE FOLLOWING LINK — 2023 ANNUAL REPORT AVAILABLE AT THE FOLLOWING LINK § SPECIAL MEETING WILL BE HELD ON MAY 28, 2024, TO APPROVE THE MERGER WITH CHEVRON — NOTICE OF SPECIAL MEETING AND DEFINITIVE PROXY STATEMENT ARE AVAILABLE AT THE FOLLOWING LINK 4

SPECIAL MEETING TO APPROVE MERGER WITH CHEVRON

Executive Summary The merger of Hess and Chevron is strategic with compelling benefits § All-time high share price for Hess – 10.3% premium to 20-day average closing price¹ Compelling § Stock for stock – Hess shareholders will own ~15% of Chevron and participate in upside Value § Clear synergies – ~$1 billion in annual synergies expected within a year of closing § Hess shareholders expected to receive a ~4x increase in quarterly dividends per share Superior th § 2024 will mark Chevron’s 37 consecutive year of dividend per share growth Cash Returns § Chevron has a $75 billion buyback authorization with $20 billion annual buyback guidance² § Diverse, global asset portfolio with high margin investment opportunities World Class Scale § Combined portfolio built for $50 Brent³ with an extended growth profile into the 2030s and Diversification § Flexibility to optimize capital allocation across geographies, products and businesses § Balance sheet strength for any business environment Leading 4 § Industry leading credit ratings: S&P AA- / Moody’s Aa2 Financial Strength § Capacity to fund major projects, deliver cash returns and lead in the energy transition § Merger offers a strong cultural fit and complements Hess’ values and long-term goals Shared § Hess and Chevron committed to strong ESG performance and disclosure Core Values § Hess’ assets expected to help propel Chevron towards a lower carbon future § Highly qualified Hess directors considered various alternatives Unanimous § The board unanimously determined that the merger is in the best interest of shareholders Board Approval § Merger provides superior path for sustainability and shareholder value with lower risk A merger with Chevron is strategic for Hess shareholders, combining two strong companies Source: Bloomberg, Chevron ¹ As of 20-Oct-2023 (last closing price pre-announcement). ² Post-closing in Chevron’s stated upside oil price scenario. ³ Chevron able to cover both capex and dividends at $50 Brent per Chevron’s announcement 6 4 presentation (23-Oct-2023). S&P and Moody’s long-term ratings, respectively.

1 Compelling Value Hess shareholders will have ~15% pro forma ownership of Chevron All-Time Stock- Clear High¹ for-Stock Synergies 1.025x exchange ratio at Hess shareholders capture leading Clear and achievable announcement represented an value creation over prior 5 years $1 billion in run-rate synergies all-time high implied value of expected within a year of closing Hess / Chevron Exchange Ratio³ $171.00 per Hess share¹ (2018-2023) 1.025x Consideration represented a 10.3% premium to Hess’ average 0.900x share price over the 20-day period Put prior to the announcement 0.700x Options Merger crystalized 180% TSR Corp / G&A 0.500x which leads all S&P 500 energy companies over the preceding 5 Tax years up to announcement² 0.300x S&P 500 Energy Companies Full participation in cash returns (5 Year TSR²) 180% and world-class investment opportunities of combined portfolio Chevron free cash flow expected 4 to more than double by 2027 Capitalizes on premium valuation and leading performance while retaining attractive upside Source: Bloomberg, Chevron ¹ Based on Chevron’s closing price on 20-Oct-2023 (last closing price pre-announcement). ² Total shareholder return per Bloomberg as of 20-Oct-2023. ³ Exchange ratio implied by daily Hess closing share price divided 4 by daily Chevron closing share price from 20-Oct-2018 through 20-Oct-2023. Free cash flow is a non-GAAP financial measure which should be considered only as supplemental to, and not as superior to, financial measures prepared in accordance with GAAP. Please refer to Chevron’s announcement presentation (23-Oct-2023) for definitions and reconciliations, as applicable, of the non-GAAP financial measures to the most 7 directly comparable financial measures prepared in accordance with GAAP.

2 Superior Cash Returns Immediate, attractive increases in cash returns to Hess shareholders Post-Closing Annual Share , Major Increase in Dividends per Share Repurchase Guidance Up to $20B¹ ² $75B $1.63 Share buyback authorization¹ ~4x Greater $20B quarterly Annual share buyback² dividend per share $0.44 $1B Share buyback authorization (Unutilized in 2023) Material increase in cash returns through dividends and share repurchases Source: Chevron 8 ¹ As of 31-Mar-2024, $60.8 billion authorization remaining. Bar chart for repurchases based on initial authorization sizes. ² Post-closing in Chevron’s stated upside oil price scenario.

3 World Class Scale and Diversification Flexibility to optimize capital allocation across global asset portfolio Pro Forma by the Numbers ~3.5 MMBOED 12.4 BBOE >180 Net TCF 1.8 MMBO/D >40 $10 Billion Pro forma Pro forma Pro forma Crude oil Chemical Lower carbon YE 2023 global refining capacity 2023 facilities globally investments production reserves gas resource planned by 2028 Pro Forma Major Assets ü World class, diversified assets reduce portfolio Bakken and Hess Midstream concentration risk TCO ü Global high margin DJ Basin Eastern investment opportunities Gulf of Mexico Med Permian Basin ü Significant positions in Guyana, Permian, DJ, Guyana Bakken, offshore Gulf of SE Asia Mexico, TCO, Australia, and the Eastern Mediterranean Australia ü Combined portfolio built for $50 Brent¹ with an extended growth profile Hess Assets into the 2030s Chevron Key Upstream Assets ü Large-scale Chevron New Chevron Other Upstream Assets Energies² investments Chevron Downstream / Refining Shareholders benefit from diversification across geographies, products and businesses Source: Chevron ¹ Chevron able to cover both capex and dividends at $50 Brent per Chevron’s announcement presentation (23-Oct-2023). ² Per Chevron’s 2023 10-K, Chevron New Energies is focused on developing new lower carbon 9 businesses that have the potential to scale.

4 Leading Financial Strength Lower risk, greater resilience and new opportunities Transformational Financial Benefits S&P / Moody’s Credit Ratings vs. Selected Peers Hess AA- / AA- / Chevron + Hess ü Financial strength for any business environment Aa2 Aa2 A+ / Super Majors Aa2 Large Cap Independents A+ / A1 ü S&P: AA- / Moody’s: Aa2 ratings¹ A- / A1 A- / A2 A- / A3 ü Improved capacity to optimize capital allocation BBB / BBB / Baa2 Baa2 BBB- / Baa2 — Fund diverse, high margin projects BBB- / BBB- / Baa3 Baa3 BB+ / Baa3 — Enhance cash returns to shareholders — Lead in the energy transition OXY MRO HES FANGCTRA DVN EOG COP BP TTE SHEL XOM CVX Leading financial strength with capacity to optimize capital allocation for maximum value Source: Chevron, Moody’s, S&P, Bloomberg 10 ¹ S&P and Moody’s long-term ratings, respectively. S&P / Moody’s Credit Rating Moody's / S&P Credit Rating

5 Shared Core Values Committed to environmental sustainability and positive social impact A Lower Carbon Energy Future Aligned on ESG Goals and Core Values Hess’ assets expected to help propel Chevron towards Chevron and Hess share core values of integrity, shared goal of a lower carbon energy future while also collaboration, accountability, environmental sustainability delivering higher returns and making a positive social impact on our communities Carbon Intensity Hess and Chevron committed to strong ESG Kg CO e per BOE performance and disclosure 2 Combined company will have greater scale 60 and resources to respond to increasing regulatory and other ESG matters 40 The merger agreement includes provisions that should facilitate the retention of Hess employees and enhance their ability to provide value for shareholders of the 20 combined company Chevron, like Hess, hires, develops, and strives to retain 0 a diverse workforce of high-performing talent, and fosters Global Global CVX 2028 Guyana Bakken a culture that values diversity, inclusion and employee Industry Industry Targets¹ 2028 2028 engagement Average Gas Average Oil Strong cultural fit complements Hess’ values and long-term goals Sources: Chevron’s 2023 Climate Change Resilience Report (p. 66), IEA, Hess disclosures 11 ¹ Reflects Chevron’s 2028 GHG emissions intensity targets for oil carbon intensity (Scope 1 and 2) and gas carbon intensity (Scope 1 and 2).

6 Unanimous Board Approval Highly qualified Hess directors considered various alternatives ü Assessment drew from the Board’s collective financial, industry, and M&A expertise § 6 of 12 directors with Financial, Banking and Risk Management expertise § 7 of 12 with Oil & Gas expertise ü Carefully evaluated the merger and considered other alternatives § Alternatives reviewed included continuing as a standalone company, as well as engaging in other potential transactions ü Weighed the benefits and risks of reaching out to other potential counterparties § Determined that outreach to the limited universe of potential counterparties was subject to risks, including confidentiality and execution risks, that would likely outweigh any potential benefits § Further determined that these counterparties were unlikely to be willing or able to offer more attractive value on a risk-adjusted basis to Hess’s stockholders than Chevron ü Robust negotiation process to secure favorable terms from Chevron § Authorized management to negotiate with Chevron based on a minimum one-for-one exchange ratio, and oversaw an improvement to the exchange ratio from Chevron’s original proposal § Approved a merger with consideration implying a 10.3% premium to the 20-day average closing price prior to announcement and implied value of $171.00 per share, representing a record high share price Hess’ Board unanimously determined that the merger provides a superior path for sustainability and enhancing shareholder value while mitigating risk 12

Research Analyst Commentary Post-announcement reactions “While HES provides growth, CVX will provide financial strength, so HES shareholders will be able to benefit from a diversified portfolio of assets, a strong balance sheet and high cash returns.” -- Scotiabank, 23-Oct-2023 “Good deal for HES – the $171/share takeout price is 53% above our $112/share NAV at the strip and ~30% above our NAV at $75/bbl long-term prices.” -- Pickering Energy, 23-Oct-2023 “HES trades at a 5-year high, and the multiple paid by CVX reflects the growth outlook. HES holders retain upside exposure and receive greater capital returns, with reduced downside by being in a larger entity.” -- UBS, 23-Oct-2023 “Joining the HES fan club. We’re card carriers and as CVX communicates the value of the HES growth to its value-oriented shareholders, more will join.” -- Bernstein, 02-Nov-2023 Note: Specific research note excerpts may be edited for length and/or clarity. 13

2024 ANNUAL MEETING

Highly Qualified, Independent Board Complementary group of twelve highly engaged directors Hess Board of Directors Director Skills, Experiences and Expertise James H. Quigley John B. Hess Independent Chairman CEO C-Suite Executive 9 International 11 Fmr. CEO, Deloitte, Touche Director Since: 1978 Tohmatsu Ltd. Committees: None Director Since: 2013 To join Chevron Board effective ESG 9 Oil & Gas 7 Committees: Audit, Compensation at closing Terrence J. Checki Leonard S. Coleman, Jr. Financial, Banking & Public Policy & Fmr. EVP, Federal Reserve Bank of Fmr. Pres., Nat’l. League of Major 6 9 Risk Management Regulatory NY League Baseball; Fmr. Director Since: 2014 Commissioner, NJ Dept. of Energy Committees: Audit (Chair), Director Since: 2016 Innovation & 5 Compensation, Governance Committees: Governance, EHS Technology Lisa Glatch Edith E. Holiday Fmr. President LNG & Net-Zero Corporate Director and Trustee Solutions, Sempra Infrastructure Director Since: 1993 Board Composition and Refreshment Director Since: 2022 Committees: Governance (Chair) Committees: EHS Reflects Commitment to Diversity Independent ü The Board has undergone Marc S. Lipschultz Raymond J. McGuire Co-CEO & Director, Blue Owl Capital President, Lazard Ltd. Director Diversity significant refreshment over the Director Since: 2016 Director Since: 2022 last decade, and each of the Committees: Compensation (Chair) Committees: Governance three newest members enhance 3 the diversity of the Board David McManus Dr. Kevin O. Meyers 45% Fmr. EVP, Pioneer Natural Fmr. SVP of Americas E&P, 6 DIVERSE Resources ConocoPhillips ü The Board also maintains a policy Director Since: 2013 Director Since: 2013 2 Committees: Compensation, EHS Committees: Audit, EHS (Chair) to include women and minority candidates in director candidate pool (“Rooney Rule”) Karyn F. Ovelmen William G. Schrader Diverse (based on gender) EVP and CFO, Newmont Fmr. COO, TNK-BP Russia Corporation Director Since: 2013 Diverse (based on race/ethnicity) Director Since: 2020 Committees: Audit, EHS Committees: Audit Directors added since 2020 Value from diverse and complementary set of backgrounds, skills and expertise 15

2023 Compensation Program Overview Designed to attract, retain and motivate talented executives Named Executive Officer (NEO) Pay Mix¹ CEO Target Pay Mix¹ Element Metrics Base Salary Fixed Rate of Pay; limited historical adjustments 90% Annual Incentive Enterprise-Wide Performance Metrics Individual Performance variable pay Plan (“AIP”)§ Environment, Health and Safety (5 measures) 20% Modifier § Production each § Assessment of § Capital and Exploratory Spend Salary individual Thorough, rigorous Target § Controllable Operated Cash Costs performance against 10% target-setting process Bonus § Returns and Cash Flow 15% informed by multiple goals set at the 15% • Cash Return on Capital Employed each inputs including public beginning of each • EBITDAX guidance, budgets for year (strategic, § Exploration Resource Additions the year and other operational, etc.) Stock relevant business Strategic Modifier (new for 2023) Options § May adjust AIP to 0% PSUs factors or up to +25% of 30% § Enterprise-wide, based on 5 evaluation themes aligned 45% target with business objectives § May adjust AIP +/-25% of target Payout capped at 200% of target Long-Term 60% Performance Share 20% Stock Options 20% Restricted Stock Incentives (“LTI”) Units (“PSUs”) (40% for CEO) (0% for CEO) CEO’s long-term incentive is § 3-year relative TSR vs. § Stock price must § Vesting occurs ratably 100% performance-contingent industry and broader appreciate for any over three years S&P 500 (new for value to be realized 2023) Increase to 2023 target CEO pay comprised 100% in long- § Payout from 0%-210% (capped at 100% if TSR term equity is negative) As part of its compensation governance practices, Hess maintains double-trigger change-in-control severance benefits Our compensation program is aligned with achieving our business goals 16 ¹ As disclosed in 2024 Proxy Statement.

2023 Annual Incentive Plan Rigorous targets drive strong financial and operational performance 2023 AIP Targets and Outcomes § The compensation committee follows a rigorous target setting process informed by our public guidance, budgets for the year and other key business factors § Given the evolution of our portfolio and evolving market dynamics, comparing changes in target levels on a year-over-year basis is not representative of the level of difficulty in achieving these targets § The committee sets targets that are aligned with our business operations and the execution of our strategy Metric Y-o-Y Target-setting Context 2023 Result Environment, Health & Safety Varies by measure based on Co. Above target; strong flare rate, safety and compliance performance performance Capital and Exploratory Spend Expected to be higher to support Guyana Below target; acceleration of Guyana spend and additional funds for developments Pickerel development Returns and Cash Flow Expected to be lower year-over-year due to Above target; strong cash from operations drove above-target CROCE declining oil price environment and EBITDAX Production Expected to be higher due to production Above target; successful operations in Guyana + Bakken from Guyana + Bakken / aligned with public guidance Controllable Op. Cash Costs Expected to be higher due to expected Below target; higher production drove increased cash costs production increase Exploration Resource Additions Based on finding costs on budgeted Above target; exceptional exploration and appraisal success in Guyana exploration spend; absolute target raised and an oil discovery in Gulf of Mexico >20% year-over-year New for 2023 § Enterprise-wide program that captures and rewards collective team success on strategic and operational actions Enterprise-wide strategic across five evaluation themes not otherwise quantifiable under existing AIP metrics modifier supports recognition of § Strengthens incentive to take near-term strategic actions that are critical to positioning Hess for long-term success and important accomplishments appropriately reflect our business cycle under the AIP (+/-25% of target)§ Evaluation themes determined at the beginning of the year and assessed in early 2024 § Significant accomplishments led by NEOs (as detailed in our 2024 Proxy Statement) resulted in +25% modifier in 2023 2023 AIP Enterprise Payout Achieved at 165.5% performance, inclusive of 25% strategic modifier 5-year avg. payout of 116% vs. peer median of 132% No CEO individual modifier since 2013 Annual Bonus; no non-CEO NEO individual modifier since 2018 AIP 17

2023 Long-Term Incentive Plan Reflects market activity and aligns executives’ and stockholder interests New for 2023§ Performance is determined based on Hess’ 3-year TSR CAGR vs. XOP Total Return Index 2023 PSU awards to be § XOP index provides a robust and durable competitor group for assessing performance in light of measured on 3-yr Hess TSR CAGR vs. XOP Total Return recent market activity and ongoing industry consolidation Index; S&P 500 Total Return Index retained as modifier § Maintains an emphasis on outperforming a broad industry peer set, including several larger peers than prior peer group (XOP includes all previous compensation peers as well as ExxonMobil, Chevron, and other U.S. oil and gas E&P companies) § S&P 500 modifier retains commitment to measure returns vs. broader market § Balanced, market-aligned payout curve; payouts capped at 100% regardless of relative performance if TSR is negative 2021-2023 PSU Performance Earned at 66.0% of target § Hess achieved a 232% TSR over the 3-year performance 182% 5-Year TSR period, ranking eighth among our 2021 comparator group of Dec 31, 2023 peer companies and the S&P 500 Total Return Index 112% 107% § Exceptional absolute TSR over the performance period; 97% 95% relative TSR impacted by our company’s early recovery in 81% 69% navigating the low oil price environment in 2020 57% 45% 39% 15% § Over the longer-term, our 5-year TSR ranks highest among 3% comparator group and S&P 500 Total Return Index Hess Peer 1 2 3 4 S&P 500 6 7 8 9 10 11 18

Historic Carbon Credits Agreement Important part of our company’s commitment to achieve net zero emissions Saving the world’s forests is key to achieving the Paris Hess to purchase high quality Agreement and the global ambition for carbon credits from Government of net zero emissions by 2050 Guyana for a minimum of $750 MM between 2022 and 2032 Deforestation and land degradation represent ~20% of the world’s GHG emissions >130 countries including Guyana pledged at COP26 to end deforestation by 2030 Guyana’s 18 million hectares of forest store ~20 billion tonnes of carbon dioxide equivalent¹ Agreement is for 37.5 MM high quality ART TREES carbon credits (current and future issuances) Government plans to invest proceeds in sustainable development to improve the lives of the people of Guyana¹ 15% of proceeds (~$112 million) will be directed to indigenous communities¹ One of the largest private sector forest preservation agreements in the world ¹ Government of Guyana’s Low Carbon Development Strategy 2030. 19

Commitment to Sustainability Taking action to reduce emissions… Strategy and reporting Outperformed 5-year Set 5-year emission aligned with TCFD¹ emission reduction reduction targets for recommendations targets for 2020 2025³ Support aim of Paris Reduced operated GHG² Reduce operated GHG² emissions Agreement with company emissions intensity by intensity by ~50% vs. 2017 commitment to achieve net 46% vs. 25% target vs. 2014 Reduce methane emissions zero scope 1 and 2 GHG Reduced flaring intensity by intensity by ~50% vs. 2017 emissions on an equity basis 59% vs. 50% target vs. 2014 by 2050 Zero routine flaring Among the largest Contributing $50MM Executive compensation private sector funders over 5 years to R&D at tied to EHS and of forest protection Salk Institute climate change goals Strategic agreement with Groundbreaking research to Bakken flaring reduction target Government of Guyana to develop plants capable of part of Annual Incentive Plan for all purchase high quality carbon storing potentially billions of tons employees credits for minimum of $750MM of atmospheric carbon per year over 11 years to help protect Guyana’s vast forests For more information, please refer to our 2022 Sustainability Report on hess.com ¹ Task Force on Climate Related Financial Disclosures. ² Scope 1 and 2. ³ By year end 2025. 20

Commitment to Sustainability Values drive value for the benefit of all stakeholders… Social Responsibility Safety ü Commitment to safety embedded in Hess Values ü Guided by commitments to international voluntary and organizational culture initiatives including the U.N. Global Compact ü Emphasize contractor engagement in support of ü Invest in community programs that make a positive occupational and process safety goals – contractors and lasting social impact with a focus on represent ~70% of our total workforce hours education, healthcare and the environment ü Utilize Hess Operational Management System as ü Committed to fostering a positive and inclusive an enterprise-wide framework for continuous work environment and promoting diversity and improvement in safety performance equity in our company, supply chain and industry 15 consecutive years Second year on DJSI World; Third year with AAA rating 10 consecutive years Leadership status after 10 consecutive years on U.S. Index 14 consecutive years on North with AA rating America Index Transition Pathway Initiative 15 consecutive years 4 consecutive Highly ranked for Top (Level 4) ranking as a top diversity employer for climate leadership years on Index LGBTQ+ practices Industry leader in ESG performance and disclosure For more information, please refer to our 2022 Sustainability Report: https://www.hess.com/sustainability/sustainability-reports 21

YOUR SUPPORT IS IMPORTANT TO HESS

Your Support is Important to Hess Our Board unanimously recommends that you vote FOR the following ballot items 2024 ANNUAL MEETING PROPOSAL 1: ELECTION OF DIRECTORS PROPOSAL 2: ADVISORY VOTE TO APPROVE THE COMPENSATION OF THE NAMED EXECUTIVE OFFICERS PROPOSAL 3: RATIFICATION OF THE SELECTION OF ERNST & YOUNG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS 2024 SPECIAL MEETING PROPOSAL 1: MERGER PROPOSAL PROPOSAL 2: THE NON-BINDING ADVISORY COMPENSATION PROPOSAL 23

APPENDIX

Guyana: Stabroek Block World class petroleum province with potential for up to 10 FPSOs… § Hess 30% interest; (Operator: )) Water Depth: ~5,500 - 11,000 ft Drilling TD: ~17,000 - 23,000 ft § 6.6 million acres (equal to 1,150 GoM blocks) and low entry cost Pacora Stabroek 7 3§ ExxonMobil 45% (Op) § 33 major discoveries to date Payara§ Hess 30% 1 2 Canje Block § CNOOC 25% 1 Liza 10 Pluma 19 Whiptail 28 Kiru Kiru 1 23 Uaru Fangtooth Liza 1 2 Liza Deep 11 Haimara 20 Pinktail 29 Yarrow Liza Deep 16 1 5 2 3 Payara 12 Tilapia 21 Cataback 30 Sailfin Whiptail 1 3 Lancetfish 4 32 Yellowtail 1 2 4 Snoek 13 Yellowtail 22 Lau Lau 31 Fangtooth SE 1 2 Pinktail 19 13 2 Longtail 1 1 1 Turbot 14 Tripletail 23 Fangtooth 32 Lancetfish 2 5 1 8 1 1 2 Mako Tripletail Asset 18 3 2 15 14 Ranger 15 Mako 24 Patwa 33 Bluefin 6 Redtail 4 9 2 20 Patwa 1 1 HH 24 Highlights Snoek 17 Pacora 16 Uaru 25 Lukanani 7 31 Turbot 3 2 YT-2 1 Fangtooth SE Longtail 17 Yellowtail 2 26 Barreleye 8 12 5 28 1 Kiru Kiru 27 Tilapia Hammerhead Redtail Seabob 9 18 27 26 Seabob Cataback 21 Sailfin Barreleye 29 1 § Gross production from Liza Phases 1 and 2 and Yarrow 30 1 22 Payara currently >640 MBOD Lukanani Bluefin 1 Lau Lau Discoveries 1 § 6 sanctioned projects breakeven at oil price 33 Prospects 25 11 10 Hess Block of $25 - $35/BBL Brent Haimara Pluma ExxonMobil 33% § Achieved Payara first oil in Q4 2023 Equinor 33% Hess 33% § Sanctioned Whiptail development in April 2024 Block 59 Stabroek Block 42 § Progress Yellowtail, Uaru and Whiptail ExxonMobil 45% Shell 33% Chevron 33% Hess 30% 30 km developments for startup in 2025, 2026 and 2027, Next CNOOC 25% Hess 33% respectively Steps § Continue exploration and appraisal program >11 BBOE gross discovered recoverable resource with multi billion barrels exploration upside 25

Bakken Cash engine generating significant free cash flow… Leading Acreage Position § Focus on efficiencies via Lean application to Divide maximize cash flow and enhance returns Burke Tioga Rail Terminal Kenmare Strategic/ § Advantaged infrastructure delivers transport Tioga Gas Plant Portfolio and market optionality, incremental value and Williams Context sustainability leadership § Plan to continue operating four drilling rigs in Tioga Stanley 2024 Williston Mountrail New Town Johnson’s Corner Hawkeye Facilities § Net production: 182 MBOED Header System Keene 2023 § Drilled 118 wells and brought 113 wells on Watford City Results production Mercer McKenzie § Capex: ~$1.1B Targa JV Gas Plant Grassy Butte Dunn Buelah Killdeer § ~465,000 net acres (Hess ~75% WI, operator) Billings Resource Hess Acreage § EUR: ~2.2 BBOE Metrics 30 Miles § ~1.7 BBOE yet to produce Dickinson Stark Focus on maximizing free cash flow and optimizing infrastructure 26

Southeast Asia: JDA and North Malay Basin Stable long term free cash flow generation… § 2023 net production of 66 MBOED JDA Strategic/ Thailand § 2023 net capex of $189 MM Portfolio § Established operator, strong partnership with Context PETRONAS North Malay § Long-term Gas Sales Agreement with Take or Pay Basin Water Depth ~180 ft Malaysia 30 Miles § Production Sharing Contract provides downside Drilling TD ~10,500 ft Asset protection in low oil price environment Highlights § JDA PSC to 2029, NMB PSC to 2033 JDA North Malay Basin Stable long-term cash generation… Production Sharing Contract provides low price resilience 27

Gulf of Mexico Significant free cash flow generation, high returns with upside… § 2023 net production 31 MBOED T-Bells § 2023 net capex of $290 MM Conger Strategic/ (Hess) (Hess) Portfolio § Plan is a focused program of tie-backs and greenfield Baldpate/Penn Context Mississippi Canyon exploration to maintain production and sustain strong State (Hess) cash flow generation Green Canyon Garden Banks Atwater Valley Llano Stampede (Shell) (Hess) § Oil discovery at Pickerel-1 infrastructure led exploration well on Mississippi Canyon 727; will be a tie-back to Tubular Bells Asset ~100 >20 leasehold blocks opportunities being Highlights § Awarded 20 leases in Lease Sale 261 covering in the GoM matured 37,000 net acres Baldpate/Penn State Stampede Tubular Bells Hess 50% WI Hess 25% WI Hess 57.14% WI Operator Operator Operator Substantial cash engine and platform for future growth 28